UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Canadian Solar Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

136635109

(CUSIP Number)

IRSHAD KARIM

LION POINT CAPITAL, LP

250 W 55th Street, 33rd Floor

New York, New York 10019

212-356-6200

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,550,133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,550,133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,550,133[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

PN

1 Includes (1) 272,707 Shares underlying certain convertible senior notes due 2025 (the “Notes”) and (2) 1,300,000 Shares underlying certain call options.

2

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,550,133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,550,133
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,550,133[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

1 Includes (1) 272,707 Shares underlying the Notes and (2) 1,300,000 Shares underlying certain call options.

3

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,550,133
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,550,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,550,133[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

1 Includes (1) 272,707 Shares underlying the Notes and (2) 1,300,000 Shares underlying certain call options.

4

CUSIP No. 136635109

1	NAME OF REPORTING PERSON

JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,550,133
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,550,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,550,133[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

1 Includes (1) 272,707 Shares underlying the Notes and (2) 1,300,000 Shares underlying certain call options.

5

CUSIP No. 136635109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), as the investment manager of a certain investment fund (the “Fund”);
(ii)	Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings GP”), as the general partner of Lion Point Capital;
(iii)	Didric Cederholm, as Founding Partner and Chief Investment Officer of Lion Point Capital and a Manager of Lion Point Holdings GP; and
(iv)	Jim Freeman, as Founding Partner and Head of Research of Lion Point Capital and a Manager of Lion Point Holdings GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Lion Point Capital, Lion Point Holdings GP and Messrs. Cederholm and Freeman is 250 West 55th Street, 33rd Floor, New York, New York 10019.

(c)       The principal business of Lion Point Capital is serving as the investment manager of the Fund. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. The principal occupation of Mr. Cederholm is serving as Founding Partner and Chief Investment Officer of Lion Point Capital and as a Manager of Lion Point Holdings GP. The principal occupation of Mr. Freeman is serving as Founding Partner and Head of Research of Lion Point Capital and as a Manager of Lion Point Holdings GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

6

CUSIP No. 136635109

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cederholm is a citizen of each of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,977,426 Shares purchased by the Fund is approximately $42,381,104, including brokerage commissions. The aggregate purchase price of the Notes convertible into 272,707 Shares owned directly by the Fund is approximately $10,000,000, including brokerage commissions. The aggregate purchase price of the call options exercisable into 1,300,000 Shares owned directly by the Fund is approximately $4,901,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Lion Point Capital has undertaken the transactions reported in this Amendment No. 5 to the Schedule 13D to effectuate a rebalancing of the Fund’s portfolio reflecting volatility, risk, and gross and net exposures. The derivatives transactions were entered into for portfolio management reasons and not due to any change in Lion Point Capital’s thesis on the Issuer’s value creation opportunities as a standalone company.  Following the transactions reported herein, the Reporting Persons continue to remain significant holders of the Shares with aggregate economic ownership of approximately 8.5% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (i) 59,371,684 Shares outstanding as of December 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 28, 2020 and (ii) 272,707 Shares underlying the Notes.

7

CUSIP No. 136635109

A.	Lion Point Capital
(a)	As of the close of business on October 27, 2020, Lion Point Capital, as the investment manager of the Fund, may be deemed the beneficial owner of the 4,550,133 Shares beneficially owned by the Fund, which includes (i) 272,707 Shares underlying the Notes and (ii) 1,300,000 Shares underlying certain call options.

Percentage: 7.6%

(b)	1. Sole power to vote or direct vote: 4,550,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,550,133
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Capital has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Lion Point Holdings GP

(a)	Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 4,550,133 Shares beneficially owned by the Fund.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,550,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,550,133
4. Shared power to dispose or direct the disposition: 0

(c)	Lion Point Holdings GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Messrs. Cederholm and Freeman
(a)	Each of Messrs. Cederholm and Freeman, as a Manager of Lion Point Holdings GP, may be deemed the beneficial owner of the 4,550,133 Shares beneficially owned by the Fund.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,550,133
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,550,133

(c)	Neither of Messrs. Cederholm or Freeman has entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

8

CUSIP No. 136635109

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

The Fund has entered into certain cash-settled equity swap agreements with several unaffiliated third party financial institutions as the respective counterparties (the “Swap Agreements”). Collectively, the Swap Agreements held by the Reporting Persons represent economic exposure to an aggregate of 517,652 notional Shares, representing less than 1% of the outstanding Shares.

The Swap Agreements provide the Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, the Fund has economic exposure to an aggregate of 5,067,785 Shares, representing approximately 8.5% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

The Fund purchased 10,000,000 Notes from the Issuer’s offering which closed on September 15, 2020. The Notes are senior, unsecured obligations of the Issuer and mature on October 1, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Notes are convertible at the option of the holder at any time prior to the close of business on the second business day immediately preceding the maturity date. The initial conversion rate of the Notes is 27.2707 Shares of the Issuer, per US$1,000 principal amount of Notes. The conversion rate for the Notes is subject to adjustments upon the occurrence of certain events.

The Fund has sold in the over the counter market American-style call options referencing an aggregate of 750,000 Shares, which have an exercise price of $20.00 per Share and expire on January 15, 2021.

The Fund has sold in the over the counter market American-style call options referencing an aggregate of 850,000 Shares, which have an exercise price of $30.00 per Share and expire on January 15, 2021.

The Fund has sold in the over the counter market American-style put options referencing an aggregate of 850,000 Shares, which have an exercise price of $10.00 per Share and expire on January 15, 2021.

9

CUSIP No. 136635109

The Fund has purchased in the over the counter market American-style call options referencing an aggregate of 1,300,000 Shares, which have an exercise price of $45.00 per Share and expire on January 15, 2021.

The Fund has sold short in the over the counter market American-style call options referencing an aggregate of 1,300,000 Shares, which have an exercise price of $50.00 per Share and expire on January 15, 2021.

The Fund has sold short in the over the counter market American-style put options referencing an aggregate of 1,300,000 Shares, which have an exercise price of $30.00 per Share and expire on January 15, 2021.

On October 28, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer   The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1       Joint Filing Agreement, dated October 28, 2020.

10

CUSIP No. 136635109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2020

Lion Point Capital, LP

By:	Lion Point Holdings GP, LLC General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

Lion Point Holdings GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman

11

CUSIP No. 136635109

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Lion point CapitaL, lp

(through the Fund)

Sale of Cash-Settled Total Return Swap	(40,000)	32.4874	08/31/2020
Purchase of Convertible Bond	272,707[1]	100.0000	09/11/2020
Sale of Common Stock	(350,000)	39.0000	10/26/2020
Purchase of January 2021 Call Option ($45.00 Strike Price)[2]	13,000	3.7700	10/26/2020
Short Sale of January 2021 Call Option ($50.00 Strike Price)[3]	(13,000)	2.0900	10/26/2020
Short Sale of January 2021 Put Option ($30.00 Strike Price)[4]	(13,000)	1.6300	10/26/2020

1 Represents Shares underlying certain Notes, convertible at the holder’s option, as described in Item 6.

2 Represents American-style call options purchased in the over the counter market. These call options expire on January 15, 2021.

3 Represents American-style call options sold in the over the counter market. These call options expire on January 15, 2021.

4 Represents American-style put options sold in the over the counter market. These put options expire on January 15, 2021.